UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NOBLE ROMAN’S, INC.
 (Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

655107100
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655107100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Timothy M. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
NUMBER OF SHARES	5	SOLE VOTING POWER	1,050,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	1,050,000
PERSON WITH	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,220,300 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.3% (2)
12	TYPE OF REPORTING PERSON		IN
(1) Includes (i) 1,050,000 shares of the issuer’s common stock held by Timothy M. Riley, (ii) 146,500 shares of the issuer’s common stock held by Angela A. Riley, Timothy M. Riley’s spouse, and (iii) 23,800 shares of the issuer’s common stock held in two trusts for the benefit of the reporting persons’ children, for which Angela A. Riley is the sole Trustee and has sole voting and dispositive power over the shares held by such trusts.  Timothy M. Riley disclaims beneficial ownership of (i) 146,500 shares of the issuer’s common stock held by Angela A. Riley, Timothy M. Riley’s spouse, and (ii) 23,800 shares of the issuer’s common stock held in two trusts for the benefit of the reporting persons’ children, for which Angela A. Riley is the sole Trustee and has sole voting and dispositive power over the shares held by such trusts.
(2) Based on the number of shares outstanding as of November 1, 2010, as reported in Form 10-Q filed by the issuer on November 10, 2010.

CUSIP No. 655107100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Angela A. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
NUMBER OF SHARES	5	SOLE VOTING POWER	170,300 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	170,300 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,220,300 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.3% (3)
12	TYPE OF REPORTING PERSON		IN
(1) Includes (i) 146,500 shares of the issuer’s common stock held by Angela A. Riley, and (ii) 23,800 shares held in two trusts for the benefit of the reporting persons’ children, for which Angela A. Riley has sole voting and dispositive power over the shares held by such trusts.
(2) Includes (i) 146,500 shares of the issuer’s common stock held by Angela A. Riley, (ii) 23,800 shares held in two trusts for the benefit of the reporting persons’ children, for which Angela A. Riley is the sole Trustee and has sole voting and dispositive power over the shares held by such trusts, and (iii) 1,050,000 shares of the issuer’s common stock held by Timothy M. Riley, Angela A. Riley’s spouse.  Angela A. Riley disclaims beneficial ownership of 1,050,000 shares of the issuer’s common stock held by Timothy M. Riley, Angela A. Riley’s spouse.
(3) Based on the number of shares outstanding as of November 1, 2010, as reported in Form 10-Q filed by the issuer on November 10, 2010.

Item 1(a).	Name of Issuer:

Noble Roman’s, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Virginia Avenue, Suite 300
Indianapolis, Indiana 46204

Item 2(a).	Name of Person Filing:

Timothy M. Riley and Angela A. Riley

Item 2(b).	Address of Principal Business Office or, if None, Residence:

11 Pratt Island
Darien, Connecticut 06820

Item 2(c).	Citizenship:

U.S.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

655107100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Ownership information is provided as of December 31, 2010.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2011

Signature:	/s/ Timothy M. Riley
Name: Timothy M. Riley

Signature:	/s/ Angela A. Riley
Name: Angela A. Riley

Exhibit 99

99
Agreement of Joint Filing, dated as of August 7, 2008, between Timothy M. Riley and Angela A. Riley (incorporated herein by reference to the exhibit to the Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on August 8, 2008)